SILVERCREST MINES INC.

Voting Results for Annual General Meeting of Shareholders
of SilverCrest Mines Inc. (the “Company”)
Held on June 11, 2014 (the “Meeting”)

To:                      All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

1.	Fix the Number of Directors

The number of directors was fixed at seven.

2.	Election of Directors

The following seven nominees were elected to serve as directors of the Company until the earlier of the Company’s next Annual General Meeting or until their successors are duly elected or appointed:

	Voting Results by show of hands
Director	Tabulation of Votes in Favour submitted by proxy	Tabulation of Votes Withheld submitted by proxy	Percentage For	Percentage Withheld
Dunham L. Craig	33,342,847	125,360	99.63%	0.37%
J. Scott Drever	27,666,485	5,801,722	82.66%	17.34%
N. Eric Fier	27,666,481	5,801,726	82.66%	17.34%
Ross O. Glanville	31,432,810	2,035,397	93.92%	6.08%
Barney Magnusson	26,410,473	7,057,734	78.91%	21.09%
George W. Sanders	32,538,841	929,366	97.22%	2.78%
Graham C. Thody	32,539,075	929,132	97.22%	2.78%

3.	Appointment of Auditor

Davidson & Company, Chartered Accountants, was appointed auditor of the Company.

4.	Reconfirmation of the Company’s shareholder rights plan

A resolution approving the reconfirmation of the Company’s shareholder rights plan was passed by way of ballot voting.  A simple majority of votes cast at the Meeting (in person or by proxy) was required to pass the resolution.  In respect of all votes cast by shareholders present at the meeting in person or by proxy, 23,622,398 (64.88%) of the votes were cast for and 12,788,681 (35.12%) of the votes were cast against this resolution.